January 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds, Esq.

Re:	Xenomics, Inc. Form SB-2 filed August 1, 2005 Amendment No. 1 to Form SB-2 filed October 28, 2005 File No. 333-127071

Dear Mr. Reynolds:

This letter sets forth the responses of Xenomics, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 28, 2005 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-127071) filed with the Commission on October 28, 2005 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated November 28, 2005. References in the text of the responses herein to captions and page numbers are to Amendment No. 2 to Form SB-2 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Table of Contents

1.	Please remove or relocate the boiler-plate paragraph following the table of contents.

We have removed the boiler plate paragraph following the table of contents in Amendment No. 2 to Form SB-2.

Prospectus Summary

2.	The background and development of both Used Kar Parts, Inc. and Xenomics Sub should be fully discussed pursuant to Item 101 of Regulation S-B.

On page 4 of Amendment No. 2 to Form SB-2 we have modified the Prospectus Summary to include the background and development of Used Kar Parts, Inc. and Xenomics Sub.

Risk Factors, page 6

3.
As noted in prior comment 10 to our letter dated September 2, 2005, several of your risk factors and subheadings are too broad and generic and should be revised to state the material risk that is specific to Xenomics, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Risk factors 10, 12, 14, 21, 27 and 28 should be revised, deleted or moved to another section of the prospectus.

On pages 5 to 11of Amendment No. 2 to Form SB-2 we have revised Risk Factors 10, 12, 14, 21, 26 and 27.

4.
The second risk factor does not appear material in view of the liquid assets of the company at the latest balance sheet date and the disclosure on page 16 that “we expect that existing capital resources will be sufficient for at least the next twelve months.”

On page 5 of Amendment No. 2 to Form SB-2 we have revised the second risk factor.

5.	The 23rd and 24th risk factors are duplicative.

On page 10 of Amendment No. 2 to Form SB-2 we have consolidated the 23rd and 24th risk factor in to one risk factor.

Note Regarding Forward-Looking Statements, page 13

6.
We continue to note the statement that you “undertake no obligation to update or revise any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.” As stated in prior comment 13 to our letter dated September 2, 2005, if new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law and the undertakings in Item 28 to the registration statement.

On page 12 of Amendment No. 2 to Form SB-2 we have deleted the statement that we “undertake no obligation to update or revise any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.”

Management’s Discussion and Analysis of Financial Condition or Plan of Operation

History, page 13

7.	As requested in prior comment 15 to our letter dated September 2, 2005, provide the name and the identity of the control persons and promoters of the company and its predecessors.

On page 12 of Amendment No. 2 to Form SB-2 we have added the names and identity of the control persons and promoters of the Company and its predecessors.

8.
We note that statement in the fourth paragraph that substantially all of the $9.6 million you have raised from the sale of your securities as of July 31, 2005 has been used on development of the TR-DNA technology. We also note that as of July 31, 2005, you have total current assets of $6.5 million, which we presume also was generated from the sale of your securities. Given that you have not generated any revenue to date, we do not understand how you could have expended substantially all of the $9.6 million raised to date on development of the TR-DNA technology and still show total current assets of $6.5 million as of July 31, 2005. We further note that from inception to July 31, 2005, only $2.8 million has been spent on R&D. Please revise.

On page 13 of Amendment No. 2 to Form SB-2 we have revised the fourth paragraph under History to state that we anticipate that substantially all of the $9,643,738 raised will be used on development of the Tr-DNA technology.

Plan of Operations, page 15

9.
Please allocate the amounts necessary over the next 12 months to cover the following budgeted expenses: (1) characterizing molecular markers for two prenatal tests; (2) optimizing detection methods; (3) demonstrating measurement of the markers; (4) converting existing research into methods that can be commercialized; (5) making the required changes to your existing facility or moving to a new facility that meets cGMP guidelines; and (6) purchasing bulk quantities of materials and reagents.

The expenses related to the product development milestones listed in the fourth paragraph of Plan of Operations will primarily consist of labor costs and reagent and chemical costs. On page 14 of Amendment No. 2 to Form SB-2, we have disclosed the aggregate amount of labor costs and reagent and chemical costs we believe will be sufficient for our plan of operations in 2006. It is not possible to accurately predict the exact costs associated with each of these product development steps since our scientific personnel work simultaneously on multiple projects and the various projects may proceed faster or slower than expected, especially those for Down syndrome that are dependent upon gaining access to human clinical samples that are positive for the genetic disorder and the frequency of obtaining such positive sample is beyond our control. We believe it would be misleading to the reader for us to estimate the amount of expenses allocated to each of our product development milestones since there are many variables associated with each product development step and we have no way of predicting the amount of labor costs allocated to each milestone. We believe that an estimate of the aggregate amount of expenses related to what we believe will be accomplished in 2006 is more relevant to the reader.

10.
We note that you do not have any prior manufacturing experience and that this may result in your inability to develop reproducible and effective manufacturing processes. Please consider discussing this in a risk factor.

On page 8 of Amendment No. 2 to Form SB-2 we have added a risk factor entitled “We have limited manufacturing experience and once our products are approved, if at all, we may not be able to manufacture sufficient quantities at an acceptable cost.

11.
The disclosure in the fifth paragraph indicates that your current facility does not meet cGMP guidelines. In the last sentence of the same paragraph you also state that your facilities will be adequate for your anticipated level of activity during 2006. Given that your stated level of activity during the second half of 2006 anticipates you operating under cGMP guidelines, we find these statements confusing.

On page 15 of Amendment No. 2 to Form SB-2 we have modified the last paragraph in our Plan of Operations.

12.	Update the table of contractual obligations on page 16 to at least the most recent balance sheet date.

On page 16 of Amendment No. 2 to Form SB-2 we have updated the table of contractual obligations to October 31, 2005.

13.
The paragraph following the table under Contractual Obligations and Commitments should be updated to the effective date to state the amount owing to the selling stockholders as a result of not having the filing effective on October 25, 2005.

On page 16 of Amendment No. 2 to Form SB-2 we have modified the paragraph following the table of contractual obligations to state that $27,710 is paid every 30 days until the registration statement is effective. We have also added the amount paid to date to such selling stockholders.

14.	Correct the two references to “registration statement”, which apparently should be “registration rights agreement”.

On page 16 of Amendment No. 2 to Form SB-2 we have corrected the two references to registration statement.

Description of Business, page 24

15.	Research and development expenditures for each of the past two fiscal years should be indicated; see Item l0l(b)(10).

On page 20 of Amendment No. 2 to Form SB-2 we have added in our Research and Development expenditures for each of the past two fiscal years and the nine months ended October 31, 2005 and 2004.

Directors and Executive Officers, page 25

16.	Include the disclosure required pursuant to Item 401(a)(3) of Regulation S-B.

On page 24 of Amendment No. 2 to Form SB-2 we have added in the disclosure required pursuant to Item 401(a)(3) of Regulation S-B.

17.
Under “Compliance with Section 16(a) of the Exchange Act,” you indicate that during 2005, your common stock was not registered under Section 12 of the Exchange Act. Please advise how you satisfy the OTCBB listing criteria that all companies be registered under Section 12 prior to trading on the bulletin board.

With all due respect we believe that companies are not required to be registered under Section 12 to be listed on the OTCBB. According to the OTCBB Eligibility Rule, OTCBB issuers must be registered with the SEC under Section 13 or 15(d) of the Securities and Exchange Act of 1934.

Executive Compensation, page 28

18.	Please move the discussion of the consulting agreement with Mr. Cerrone to this section.

The discussion of the consulting agreement with Mr. Cerrone has been moved to “Executive Compensation-Consulting Agreement” on page 28 of Amendment No. 2 to Form SB-2.

19.
Under “Stock Option Plan,” please advise to whom the 1,290,000 options were issued and the value attributed to these options. In this regard, distinguish between third party consultants and employees. Disclose when you will seek stockholder approval for an increase in the number of shares that can be granted under the plan.

On page 29 of Amendment No. 2 to Form SB-2 we have disclosed to whom the 1,326,000 options were granted to as well as the value of such options and the affiliation of such person to the Company. In addition we have disclosed that we will seek stockholder approval in April 2006 for an increase in the number of shares that can be granted under the plan.

20.	Clarify the reference to compensation of “$100,000 or more” in the first paragraph.

On page 27 of Amendment No. 2 to Form SB-2 we have clarified the reference to compensation of $100,000 or more.

Security Ownership of Certain Beneficial Owners and Management, page 33

21.
Reference is made to footnotes (1) and (3). Beneficial ownership is to be determined in accordance with the Instruction to Item 403 of Regulation S-B and not in accordance with Rule 13d or Section 16 of the Exchange Act. As such, revise the disclosure in footnotes one and three regarding Rule 13d and Section 16 and delete the disclaimer of beneficial ownership in footnote three since Section 16 is not applicable.

On page 32 of Amendment No. 2 to Form SB-2 we have revised the disclosure in footnotes one and three regarding Rule 13d and Section 16 and deleted the disclaimer of beneficial ownership in footnote three.

22.
As requested in prior comment 37 to our letter dated September 2, 2005, please identify the control person(s) for Panetta Partners, Ltd. Please also reconcile the reference to Mr. Cerrone as the “Managing Partner” with page 37 which refers to him as “the general partner.”

On page 33 of Amendment No. 2 to Form SB-2 we have identified the control person of Panetta Partners, Ltd. and changed the reference to Mr. Cerrone on page 24 to managing partner.

23.	It is not clear whether the table reflects the common shares issuable upon conversion of the Series A Convertible Preferred. Indicate the holders of the preferred.

On page 32 of Amendment No. 2 to Form SB-2 we have added a paragraph which states that the table does not give effect to the conversion of the Series A Convertible Preferred Stock. In addition, none of the persons listed in the table own any shares of Series A Convertible Preferred Stock.

Selling Stockholders, page 37

24.
Identify via footnotes the selling shareholders that are parties to the 2004 voting agreement, which we believe illustrates a material relationship with the company beyond a mere investor. See Item 507 of Regulation S-B.

On page 33 of Amendment No. 2 to Form SB-2 we have identified the selling stockholders that are parties to the 2004 voting agreement by adding footnote 3.

Certain Relationships and Related Transactions, page 37

25.
As requested in prior comment 40 to our letter dated September 2, 2005, please include the full disclosure regarding transactions with promoters during the past 5 years, including their identity, as required under Item 404(d) of Regulation S-B. See Rule 405 of Regulation C for the definition of “promoter.”

On page 37 of Amendment No. 2 to Form SB-2 we have included disclosure regarding transactions with promoters during the past 5 years, including their identity.

Financial Statements, page F-1

26.	We note your response to prior comment 52. Please revise the financial statements to provide footnote disclosures describing the material terms of the contributed services.

On page F-15 of Amendment No. 2 to Form SB-2 we have provided in Footnote 9 disclosure concerning the terms of Founder’s deferred compensation.

27.
We note the revisions made to the financial statements in response to prior comments 52, 56, 64 and 65. Please disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatements as required by paragraph 37 of APB 20 and direct your independent accountant to refer to the restatements of the annual financial statements in the report and dual-date or redate the report. Provide similar disclosures in your amended Form 10-KSB and Form 10-QSB filings for the affected periods.

On page F-9 of Amendment No. 2 to Form SB-2 we have provided, in Footnote 2 to our January 31, 2005 financial statements, disclosure as to the nature and amount of the restatement adjustments and their impact on operating results and loss per share. Our auditors have also referred to this Footnote in their revised and redated report. We have noted on the face of the financial statements that they are restated.

Notes 5 and 4-Stockholders’ Equity, pages F-11 and F-24

28.
We note your response to prior comment 63. Please clarify the specific liquidated damage provisions that are applicable to each of the private placements that closed on January 28, 2005, February 5, 2005, April 7, 2005, and July 13, 2005. Based on the registration rights agreement filed on February 3, 2005, it appears that, with respect to the first three offerings, a penalty was incurred relating to the initial filing of the registration statement, but no additional penalties will be incurred if the registration statement is not declared effective or effectiveness is not maintained. Please tell us whether this is the case, and revise your disclosures accordingly.

On page F-12 and F-25 of Amendment No. 2 to Form SB-2 we have clarified, in Note 5 and 4 respectively, that pursuant to the January 28, 2005 Registration Rights Agreement there are no additional liquidated damages for failure to have the registration statement declared effective by a specified date, or for failure to maintain its effectiveness for any specified period of time.

29.
Please disclose the fair value of the warrants issued to the investors in the private placements that closed on each of January 28, 2005, April 7, 2005 and July 13, 2005, along with the major assumptions used to value the warrants. We note that the fair value of the warrants issued to the placement agents is disclosed, but not the fair value of the warrants sold to the investors in each offering.

On page F-11, F-12 and F-25 of Amendment No. 2 to Form SB-2 we have added disclosure in Footnote 5 and 4 respectively, as to the fair value of the warrants sold to the investors in each offering.

30.
With respect to the July 13, 2005 private placement, based on the registration rights agreement filed on July 19, 2005, it would appear that the fair value of the warrants should be recorded as a liability in your financial statements, because all of the conditions for equity classification under EITF 00-19 are not met. Specifically, we note that the liquidated damage provisions of the agreement effectively require the warrants to be settled in registered shares, which is considered to be outside of the control of the issuer. The warrants should be fair-valued at each subsequent balance sheet date and changes in fair value should be reflected in the statement of operations. Provide the necessary disclosures in an explanatory footnote.

The liquidated damages are not required to be paid in registered shares and must be paid cash per Paragraph 2(a) second to last sentence in the paragraph. The cash payments are not outside the control of the Company and we therefore respectfully submit that, other than the fair value disclosure we have added in response to comment 28 above, there is no requirement to account for these options as liabilities under EITF 00-19.

31.
We note your response to prior comment 64. Please tell us why you believe that it is appropriate to amortize the stock-based compensation expense over the one year period. We note the warrants are exercisable upon issuance, which would indicate that no future service is required, and that the full amount of measured compensation expense should be recognized at the date of issuance. Alternatively, if future service is required, the warrants would need to be remeasured at each balance sheet date in accordance with EITF 96-18. Please revise your financial statements and related disclosures accordingly, or explain in more detail why you believe that no revisions are required.

On page F-11 of Amendment No. 2 to Form SB-2 as discussed in Footnote 5 we have revised our financial statements to record the stock based compensation associated with the Trilogy warrants on the date of issuance. While the matching principle was guiding our accounting, matching the expense to the service period benefited, upon further review of EITF 96-18, in cases when no further service is required, immediate expense is indicated.

Note 6 - Stock Option Plan, page F-12

32.
We note your response to prior comment 65. Please revise your disclosure in the annual financial statements and MD&A to provide similar disclosures to those made in the interim financial statements. In addition, please revise your disclosure in critical accounting policies on page 18 to state the amount of additional compensation expense that would be required to be recorded with respect to these options at the most recent balance sheet date. Refer to Section V of the Commission’s MD&A guidance in Release 33-8350, which may be obtained at http://www.sec.gov/rules/interp/33-83 50.htm, and revise your disclosures accordingly. Also, please revise your disclosures to specifically identify the option grants that are subject to shareholder approval.

On page 17 of Amendment No. 2 to Form SB-2 we have added disclosure to our Critical Accounting Policies section of MD&A that a total of 5,000,000 shares of common stock have been reserved for issuance under the Xenomics Stock Option Plan, as amended (the "Plan"). As of October 31, 2005, options for 6,326,000 shares were outstanding under the Plan. 1,326,000 of such options have been granted to employees and directors subject to stockholder approval of an increase in the number of shares that can be granted under the Plan. With respect to the options granted prior to stockholder approval a measurement date has not occurred and accordingly no compensation expense has been recorded. When such measurement date does occur, stock based compensation expense will be recorded for any excess of the fair value on that date over the exercise price. Had the 1,326,000 options granted subject to shareholder approval been approved on October 31, 2005 (the measurement date, at which date the market price of the Company’s stock was $1.95 per share) the Company would have recognized approximately $150,000 of additional stock-based compensation during the nine months ended October 31, 2005 and would have approximately $600,000 of additional deferred stock based compensation as of October 31, 2005.

On page F- 23 of Amendment No. 2 to Form SB-2 we have also included this disclosure in Footnote 3, Summary of Significant Accounting Policies of our interim financial statements as of October 31, 2005.

On page F-12 of Amendment No. 2 to Form SB-2 we have also included similar disclosure in Footnote 6, Stock Option Plan of our annual financial statements as of January 31, 2005

33.
According to your response to prior comment 66 and Exhibit 1 to your response, prior to January 31, 2005, you used the most recent private placement price to determine stock-based compensation because you felt the closing price on the thinly traded over-the-counter market was not indicative of market value. While this treatment may be appropriate for periods prior to July 27, 2004, when your shares were first traded on the Bulletin Board, this treatment does not appear appropriate for options issued on and after that date. Even when the company’s stock is thinly traded, it is still necessary to use the quoted market price in valuing the stock award. In paragraph 10 of APB 25, the Board acknowledges “market quotations at a given date are not necessarily conclusive evidence” of fair value of shares of stock but concludes that, for purposes of the Opinion, the unadjusted quoted market price of a share of stock should be used in measuring compensation. Please revise the financial statements and footnotes accordingly.

We have restated our financial statements to record stock based compensation in accordance with APB 25 paragraph 10 using the unadjusted quoted market price of a share of stock on the date of grant to measure compensation.

On page F-9 of Amendment No. 2 to Form SB-2 we have provided, in Footnote 2,disclosure as to the nature and amount of the restatement adjustments and their impact on operating results and loss per share for the year ended January 31, 2005.

On page F- 28 of Amendment No. 2 to Form SB-2 we have provided, in footnote 6 to our October 31, 2005 financial statements, disclosure as to the nature and amount of the restatement adjustments and their impact on operating results and loss per share for the year ended January 31, 2005 and the six months ended July 31, 2005.

34.
We note your response to prior comment 70. Please consider the impact of the option grants to Dr. White on the tax-qualified status of the option plan, as well as whether the grant of the options represents an illegal act by the Company. If you believe there may be any resulting impact on the financial statements, please revise your disclosures accordingly.

On page 29 of Amendment No. 2 to Form SB-2 we have previously disclosed in our Executive Compensation section that the options we grant under the Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options at the discretion of the Board of Directors and as reflected in the terms of the written option agreement. The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). We do not believe the grants to Dr. White will have any impact on the tax qualified status of the Plan because the Plan is not a qualified deferred compensation plan and the options granted to Dr. White are non-statutory. Accordingly we have no reason to believe these grants represent an illegal act by the Company.

Note 5 — Commitments and Contingencies, page F-25

35.
We note your response to prior comment 73. While the acceleration has not yet resulted in the affected employees being able to exercise options that would have otherwise expired unexercised, this will be the case if any of the employees terminate their employment prior to the date they would have otherwise fully vested in the award. If this were to occur, then you will be required to record compensation expense based on the intrinsic value on the date of modification. Note that your situation is analogous to that outlined in Illustration 3(a) of FIN 44, except that with a relatively small number of affected employees, there would be no basis for recording an estimate of future terminations. Accordingly, while compensation expense would be measured at the date of modification, no compensation expense would actually be recorded until the date of any future terminations prior to the original vesting date. Please provide discussion of this matter in MD&A and the footnotes, and disclose the amount of intrinsic value resulting from the acceleration of options granted to Mr. Umansky and Mr. Melkonyan that would be recognized in the future if these individuals terminated their employment prior to the original vesting dates. Note that since Mr. Cerrone and Dr. Tomei are non-employees, the modifications relating to these individuals should be accounted for under EITF 96-18 rather than FIN 44. Please revise accordingly.

On page 30 of Amendment No. 2 to Form SB-2 under Executive Compensation we have revised our disclosure concerning this modification as follows:

“The acceleration did not result in the two affected employees (Mr. Umansky and Mr. Melkonyan) being able to exercise options that would have otherwise expired unexercised therefore no change to our original accounting treatment is required under FIN 44. However if any of the employees terminate their employment prior to the date they would have otherwise fully vested in the award we will be required to record compensation expense based on the intrinsic value on the date of modification. Because there were a relatively small number of affected employees, we have no basis for recording an estimate of future terminations and accordingly no compensation expense can be recorded until the date of any future terminations prior to the original vesting date. The compensation expense associated with the options granted to the two affected non-employee Directors (Mr. Cerrone and Mr. Tomei), who perform consulting services outside of their Board duties, was measured using the fair value method in accordance with EITF 96-18. Because these grants were awarded in conjunction with consulting agreements the fair value was remeasured (“marked to market”) each quarter during the original vesting (service) period. The acceleration of these options established the measurement date prior to the original vesting therefore we expensed the remaining balance of deferred stock based compensation totaling $3,197,694 during the quarter ended July 31, 2005”

On page 17 of Amendment No. 2 to Form SB-2 we have added disclosure to our Critical Accounting Policies section of MD&A concerning this modification

On page F-23 of Amendment No. 2 to Form SB-2 we have also included disclosure in Footnote 3, Summary of Significant Accounting Policies of our interim financial statements as of October 31, 2005. We have restated our July 31, 2005 financial statements recording stock based compensation in accordance with EITF 96-18, expensing the remaining balance of deferred stock based compensation as of the date of the modification for Mr. Cerrone and Dr. Tomei.

36.	We note your response to prior comment 74. Please revise the biographical information on page 25 to include the services performed by Mr. Cerrone on behalf of the Company prior to June 2005.

On page 24 of Amendment No. 2 to Form SB-2 we have revised the biographical information of Mr. Cerrone to include the services performed by Mr. Cerrone prior to June 2005.

37.
In your supplemental response to prior comment 74, you state Mr. Cerrone’s options were subject to shareholder approval. Please explain why these 1,050,000 options were subject to shareholder approval, since they appear to be among the first 5,000,000 shares issued under the plan.

These options are not subject to shareholder approval. Please see our response to comment 35 above concerning our revised accounting treatment of Mr. Cerrone’s 1,050,000 option grant.

38.	In your supplemental response to prior comment 75, you discuss Dr. Tomei’s 2005 options, but do not address the options for 1,012,500 shares issued in 2004, Please explain to us how you have complied with EITF 96-18 in accounting for the issuance and subsequent acceleration of these options.

Please see our response to Comment 35 above concerning our revised accounting treatment of Dr. Tomei’s 1,012,500 option grant in 2004.

39.
We note your response to prior comments 74 and 75. Note that since EITF 96-18 is applicable to the option grants to Mr. Cerrone and Dr. Tomei, accounting recognition appears to be required irrespective of whether a measurement date has occurred. The options should initially be measured at fair value, and should be remeasured at each balance sheet date until the later of the date the awards are fully vested, or when a final measurement date is determined. Refer to Issues 3 and 4(b) and Examples 12-14 of EITF 96-18. Please revise the financial statements to reflect the compensation expense relating to these grants in accordance with EITF 96-18. Provide appropriate disclosures regarding the transactions in a footnote.

We have restated our July 31, 2005 financial statements recording stock based compensation in accordance with EITF 96-18, for option grants to Mr. Cerrone and Dr. Tomei. Please also see our response to comment 35 above.

On page F-23 of Amendment No. 2 to Form SB-2 we have added appropriate disclosure in Footnote 3, Summary of Significant Accounting Policies, of our interim financial statements as of October 31, 2005.

40.	We note your response to prior comment 76. Please revise the disclosure in Note 5 to include the signing bonus and performance bonus provisions of the agreement as previously requested.

On page F-27 of Amendment No. 2 to Form SB-2 we have added appropriate disclosure regarding the signing bonus and performance bonus provisions of Mr. Cerrone’s agreement in Footnote 5 of our interim financial statements as of October 31, 2005.

41.
We note your response to prior comment 78. As previously requested, please revise your disclosure to include the material terms of the Series A preferred stock, including dividend rights, conversion rights, and liquidation preferences. Disclose the fair value that was allocated to each of the Series A preferred stock and the warrants issued to the investors, along with the assumptions used to value the warrants.

On page F-25 of Amendment No. 2 to Form SB-2 we have added disclosure in Footnote 4 to our October 31, 2005 financial statements.

42.
We note your response to prior comment 78. Please explain in detail how you evaluated the preferred stock for a beneficial conversion feature under EITF 98-5. We note the market price of your common stock on the date of issuance was $2.40, and the conversion price of the Series A preferred stock is $2.15.

On page F-25 of Amendment No. 2 to Form SB-2 we have added the following disclosure in Footnote 4 to our October 31, 2005 financial statements:

As per EITF 00-27 “Application of Issue 98-5 to Certain Convertible Instruments” the Company evaluated the preferred stock transaction and accordingly found that there was an associated beneficial conversion feature. The cash purchase and existing conversion were found to contain a beneficial conversion feature totaling $322,209 and the preferred stock was further discounted by this amount. The beneficial conversion amount was then accreted back to the preferred stock in accordance with the conversion provision which allowed for 100% to be converted immediately. The total amount accreted back to the preferred and charged to dividends was $322,209 as of July 31, 2005

Part II

Item 26, Recent Sales of Unregistered Securities

43.
We note from Note 4 to the financial statements that 5,000 shares were issued by the company to a law firm for services. Please identify the law firm, the value of the shares issued, and the basis for and facts supporting an exemption from registration as required by Item 701 of Regulation S-B. Advise whether the issuance of such shares implicates the disclosure requirements of Item 509 of Regulation S-B.

On page II-2 of Amendment No. 2 to Form SB-2 we have identified the law firm, the value of the shares issued and the basis for and facts supporting an exemption from registration. We do not believe the issuance of such shares implicates the disclosure requirements of Item 509 of Regulation S-B because the value of the shares issued is under $50,000.

44.	Identify the “certain investors” of the July 13, 2005 private placement.

On page II-2 of Amendment No. 2 to Form SB-2 we have identified the investors from the July 13, 2005 private placement.

45.
Jeannine Karklins is indicated as the “company’s founder”. As such, this person is considered a promoter of the company or one of its predecessors and must be named as such in the prospectus and all of the applicable disclosure of Items 401(d) and 404(d) added.

On pages 4, 12, 37 and II-3 of Amendment No. 2 to Form SB-2, we have disclosed Jeannine Karklins as a promoter of a predecessor of the Company.

Item 27. Exhibits

46.
Exhibits 10.6 and 10.8 are incorporated by reference from exhibits 99.2 and 99.3 to a Form 8-K filed July 19, 2004. Please confirm these references. In addition, we are unable to locate exhibit 10.5 as incorporated to exhibit 2.4 to the Form 8-K filed July 19, 2004.

Exhibit 10.6 is incorporated by reference from Exhibit 2.5 to the Company’s Current Report on Form 8-K filed on July 19, 2004. Exhibit 10.8 is incorporated by reference from Exhibit 99.2 to the Form 8-K filed July 19, 2004. Exhibit 10.5 is incorporated by reference from Exhibit 2.4 to the Form 8-K filed July 19, 2004. Unfortunately Exhibit 2.4 to the Form 8-K filed July 19, 2004 is listed on EDGAR as Exhibit 24. When you click into Exhibit 24, the header of such document says Exhibit 2.4. We believe there is limited confusion regarding this issue because investors clicking into the Form 8-K filed July 19, 2004 will see the list of exhibits and Exhibit 24 falls between Exhibit 2.3 and Exhibit 2.5.

34 Act Reports

Form l0-KSB for the Year Ended January 31, 2005

Item 8A. Controls and Procedures

47.
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

On page 19 of Amendment No. 2 to Form 10-KSB we have revised the Controls and Procedures paragraph to disclose that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

48.	Please amend your Form 10-KSB for the year ended January 31, 2005 and all subsequent periodic reports in accordance with the above comments.

We have amended our Form 10-KSB for the year ended January 31, 2005 and all subsequent periodic reports in accordance with relevant comments set forth above.

Very truly yours,
/s/ Jeffrey J. Fessler
Jeffrey J. Fessler